UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2023

AKERNA CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39096	83-2242651
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1550 Larimer Street, #246, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (888) 932-6537

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KERN	NASDAQ Capital Market
Warrants to purchase Common Stock	KERNW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification of Rights to Security Holders.

The information included in Item 5.03 of this Current Report on Form 8-K is also incorporated by reference into this Item 3.03 of this Current Report on Form 8-K.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On December 14, 2023, the Company filed with the Secretary of the State of Delaware a Certificate of Designations of Preferences, Rights and Limitations of the Series C Preferred Stock (the “Certificate of Designations”) designating 3,244 shares as Series C Preferred Stock and designating the preferences, rights and limitations of such shares of Series C Preferred Stock.

The Series C Preferred Stock has the following material preferences, rights and limitations:

Designation of Number of Shares – The Series C Preferred Stock is designated as “Series C Non-Convertible Perferred Stock”. The authorized number of preferred shares is 3,244 shares (‘Preferred Shares”) with each Preferred Share having a par value of $1,000.

Dividends - From and after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), each holder of a Preferred Share shall be entitled to receive dividends (“Dividends”) when and as declared by the Board, from time to time, in its sole discretion, which Dividends shall be paid by the Company out of funds legally available therefor, payable, subject to the conditions and other terms hereof, in cash on the stated value of such Preferred Share.

Voting Rights - At all times, the holders of the Preferred Shares shall be entitled to notice of any stockholders’ meeting and to vote together with the class of stockholders of Common Stock, as a single class, as of each record date established by the Board of Directors of the Company. Subject to the Maximum Percentage (as defined below) limitation defined below, the holders of each Preferred Share shall have the right to vote in an amount equal to the voting power of 2,000 shares of common stock of the Company (the “Common Stock Per Share Equivalent Amount”) per each Preferred Share (subject to proportional adjustment upon any stock split, stock dividend, stock combination or recapitalization event of the class of shares of common stock on or after the initial issuance date of the Pereferred Shares.

Notwithstanding anything to the contrary set forth in the Certificate of Designations, the voting power attributable to any Preferred Share held by any holder shall be automatically reduced, as necessary, such that the aggregate voting power attributable to the Preferred Shares of such applicable holder (and any other securities of the Company then held by such holder) or any of its attribution parties shall not exceed 19.99% of the voting power of the Company (the “Maximum Percentage”).

Rights upon Fundamental Transaction - The Company shall not enter into or be party to a Fundamental Transaction (as defined in the Certificate of Designations) unless (i) the successor entity assumes in writing all of the obligations of the Company under the Certificate of Designations pursuant to written agreements in form and substance satisfactory to the required number of holders as set forth in the Certificate of Designations and approved by the required number of holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Preferred Shares in exchange for such Preferred Shares a security of the successor entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Designations, including, without limitation, having a stated value and dividend rate equal to the stated value and dividend rate of the Preferred Shares held by the holders and having similar ranking to the Preferred Shares, and satisfactory to the required number of holders and (ii) the successor entity is a publicly traded corporation whose shares of common stock are quoted on or listed for trading on an Eligible Market (as defined in the Exchange Agreements).

Automatic Redemption/Exchange upon a Change in Control - Immediately following the time of occurrence of a Permitted Change of Control (as defined in the Certificate of Designations), but in no event later than the second (2nd) trading day after such Permitted Change of Control, the Preferred Shares of each holder then outstanding shall be automatically redeemed and/or exchanged, as applicable, (each a “Change of Control Redemption/Exchange”) by the Company or the acquiring party (or its designee), as applicable, for an aggregate amount of consideration (whether consisting of cash, assets or shares, as applicable) equal to the product of (x) as determined in reference to any given holder of one (1) share of common stock of the Company immediately prior to such Permitted Change of Control, such aggregate amount of cash, assets, shares and/or other property, as applicable as shall be held by such holder after giving effect to such Permitted Change of Control and the change of control redemption/exchange (solely with respect to such one (1) share of common stock held by such holder immediately prior to such Permitted Change of Control) and (y) the Common Stock Per Share Equivalent Amount of the Preferred Shares subject to such Change of Control Redemption/Exchange by such applicable holder. Provided, however, that to the extent that such holder’s right to participate in any such Change of Control Redemption/Exchange would result in such holder and its other attribution parties exceeding the Maximum Percentage, then such Holder shall not participate in such Change of Control Redemption/Exchange in excess of the Maximum Rights Percentage (as defined below) (and shall not have beneficial ownership of such shares of Common Stock (or other equivalent security) as a result of such Change of Control Redemption/Exchange (and beneficial ownership) to such extent of any such excess) and such remaining portion of such Change of Control Redemption/Exchange consideration shall be held in abeyance for the benefit of such holder until such time or times as its right thereto would not result in such holder and the other attribution parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such remaining portion of such Change of Control Redemption/Exchange consideration upon the redemption and/or exchange of such remaining Preferred Shares.

Rights upon issuance of Purchase Rights - If at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock (the “Purchase Rights”), then each holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the Common Stock Per Share Equivalent Amount of all the Preferred Shares held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of common stock are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, to the extent that such holder’s right to participate in any such Purchase Right would result in such holder and its other attribution parties owning more than 4.99% of the common stock (or other equivalent security) then outstanding (the “Maximum Rights Percentage”), then such holder shall not be entitled to participate in such Purchase Right in excess of the Maximum Rights Percentage (and shall not be entitled to beneficial ownership of such shares of common stock as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such holder until such time or times, if ever, as its right thereto would not result in such holder and the other attribution parties exceeding the Maximum Rights Percentage, at which time or times such holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation.

Redemption at Company’s Election – At any time after issuance, the Company shall has the right to redeem all, but not less than all, of the Preferred Shares then outstanding on the redemption date. The Preferred Shares subject to redemption will be redeemed by the Company in cash at a price equal to the sum of (1) the stated value of the Preferred Shares being redeemed plus (2) all declared and unpaid dividends on such Preferred Share and any accrued and unpaid late charges with respect to such stated value and additional amount as of such date of determination (the “Underlying Amount”).

Holder Optional Redemption - At any time from and after the tenth business day prior to the earlier of (x) January 25, 2024 and (y) any termination of the Merger Agreement (as defined in the Exchange Agreement) (the “Maturity Date”), any holder may require the Company to redeem (a “Maturity Redemption”) all or any number of Preferred Shares held by such Holder at a purchase price equal to 100% of the Underlying Amount,

Liquidation, Dissolution, Winding-Up - In the event of a Liquidation Event, the holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), in an amount per share equal to the amount per share such holder would receive if such holder had held such aggregate amount of shares of common stock equal to the Common Stock Per Share Equivalent Amount of all the Preferred Shares held by such Holder immediately prior to the date of such payment.

Distribution of Assets - If the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of common stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each holder, as holders of Preferred Shares, will be entitled to such Distributions as if such holder had had held the Common Stock Per Share Equivalent Amount of all the Preferred Shares held by such holder immediately prior to the date immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of common stock are to be determined for such Distributions (provided, however, that to the extent that such holder’s right to participate in any such Distribution would result in such Holder and the other attribution parties exceeding the Maximum Rights Percentage, then such holder shall not be entitled to participate in such Distribution in excess of the Maximum Rights Percentage (and shall not be entitled to beneficial ownership of such shares of common stock as a result of such Distribution (and beneficial ownership) to such extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such holder until such time or times as its right thereto would not result in such holder and its other attribution parties exceeding the Maximum Rights Percentage, at which time or times, if any, such holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation.

The foregoing description of the preferences, rights and limitations of the Series C Preferred Stock is qualified in its entirety by the Certificate of Designation which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of this report:

Exhibit Number	Description
3.1	Certificate of Designations of Preferences, Rights and Limitations of Series C Preferred Stock
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material with respect to the proposed transactions between Akerna and Gryphon Digital Mining, Inc. (‘Gryphon”) and between Akerna and MJ Acquisition Corp. In connection with the proposed transactions, Akerna has filed relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that contains a prospectus and a proxy statement. Akerna will mail the proxy statement/prospectus to the Akerna stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Akerna and Gryphon are urged to read these materials because they will contain important information about Akerna, Gryphon and the proposed transactions. This Current Report on Form 8-K is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Akerna may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC on Akerna’s website at www.akerna.com, on the SEC’s website at www.sec.gov or by directing a request to Akerna’s Investor Relations at (516) 419-9915.

This Current Report on Form 8-K is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions, and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Akerna, Gryphon, MJ Acquisition Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Akerna in connection with the proposed transactions. Information about the executive officers and directors of Akerna are set forth in Akerna’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 19, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Akerna, is set forth in the proxy statement/prospectus included in Akerna’s registration statement on Form S-4 as filed with the SEC on May 12, 2023, as last amended on December 8, 2023. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon the current expectations of Gryphon and Akerna. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Akerna, Gryphon and MJ Acquisition Co. to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Akerna’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Akerna stockholders and Gryphon stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Akerna’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results and (xi) risks related to the Panel not granting additional time for Akerna to regain compliance with the listing rules and Akerna being suspended and delisted from The Nasdaq Capital Market. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Akerna’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, each filed with the SEC, and in other filings that Akerna makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Akerna and Gryphon expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 20, 2023	AKERNA CORP.

	By:	/s/ Jessica Billingsley
		Name:	Jessica Billingsley
		Title:	Chief Executive Officer